Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges (in millions, except ratios)

	2013	2014	2015	2016	2017	March 31, 2017(2)	March 31, 2018
Earnings (loss) before taxes, minority interests in consolidated subsidiaries, and income or loss from equity investees
Earnings (loss) before taxes	(216.9)	(836.1)	(2,163.0)	(615.7)	(318.0)	(18.2)	(131.9)
Earnings (loss) before taxes from discontinued operations	(178.3)	(177.9)	(599.7)	18.8	—	—	—
Add: (Income)/Loss from minority interests in consolidated subsidiaries	28.1	—	—	0.4	9.7	(1.0)	0.5
Add: (Income)/Loss from equity investees	3.9	7.1	17.5	—	—	—	—

Add: Fixed charges	60.2	83.9	97.3	88.9	86.1	22.6	38.0
Amortization of capitalized interest*	2.1	3.1	3.1	2.8	2.7	0.7	0.4
Gain (loss) from equity investees	(3.9)	(7.1)	(17.5)	—	—	—	—
Gain (loss) attributable to non-controlling interests	(28.1)	—	—	(0.4)	(9.7)	1.0	(0.5)
Less: Capitalized interest	(48.5)	(27.8)	(6.4)	(6.5)	(11.3)	(4.5)	(4.1)
Total earnings (loss) available for fixed charges	(381.5)	(954.8)	(2,668.7)	(511.6)	(240.5)	0.6	(97.6)

Fixed charges:
Interest expense	2.0	53.7	87.9	79.5	72.7	17.6	33.2
Amortiztion of deferred financing costs	9.6	2.3	3.0	2.9	2.1	0.5	0.7
Capitalized interest	48.5	27.8	6.4	6.5	11.3	4.5	4.1
Total fixed charges	60.2	83.9	97.3	88.9	86.1	22.6	38.0

Ratio of earnings to fixed charges	— (1)	— (1)	— (1)	— (1)	— (1)	0.03	— (1)

(1) Due to our losses for the years ended December 31, 2013, December 31, 2014, December 31, 2015, December 31, 2016, and December 31, 2017 and the three month period ended March 31, 2018, the ratio was negative for these periods.

(2) Gives effect to the retroactive adoption of IFRS 9.